Exhibit 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

Year ended December 31,	2003	2004	2005	2006	2007
	(Dollars in thousands, except ratios)

Earnings before income taxes	$22,364	$24,980	$34,327	$35,486	$49,465

Earnings from unconsolidated companies excluding equity in undistributed earnings of unconsolidated companies	7,080	8,165	9,752	10,700	11,807
Add back dividends received	—	—	—	—	—

Total earnings before income taxes	$29,444	$33,125	$44,079	$46,186	$61,272

Fixed charges:
Interest	$22,610	$22,515	$31,640	$48,034	$53,475
Amortization of finance costs	3,280	2,276	2,845	5,580	3,243
Interest on guaranteed indebtedness	—	—	—	—	—

Total interest	25,890	24,791	34,485	53,614	56,718

Interest factor of rent expense	455	572	637	692	1,422

Total fixed charges	26,345	25,363	35,122	54,306	58,140

Capitalized interest	1,795	1,708	448	1,735	5,619

Fixed charges (excluding capitalized interest)	$24,550	$23,655	$34,674	$52,571	$52,521

Earnings before fixed charges (excluding capitalized interest) and income taxes	$53,994	$56,780	$78,753	$98,757	$113,793

Ratio of earnings to fixed charges	2.0	2.2	2.2	1.8	2.0

Deficiency in earnings to cover fixed charges	$—	$—	$—	$—	$—